March 31, 2009

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Jerard T. Gibson, Attorney-Advisor

Re:	Mayetok Inc. Registration Statement on Form S-1 Filed February 25, 2009 File No. 333-157515

Dear Mr. Gibson:

We are counsel to Mayetok Inc. (the “Company”).  The Company has revised the signature page of the above-referenced registration statement in response to comment of the Securities and Exchange Commission’s staff (the “Staff”), dated March 23, 2009.  We enclose herewith, and have submitted via EDGAR, clean and marked versions of Amendment 1 to the above-referenced registration statement.  The Company’s request for acceleration has been submitted under separate cover.

Please note that the report of the Independent Registered Public Accounting Firm (the “Report”) erroneously included Vancouver, British Columbia as the location of the Company.  The Report has been corrected in Amendment 1 to reflect the Company’s correct location of Bellevue, Washington.

We trust that the foregoing has been responsive to the Staff’s comments.

Very truly yours, /s/David E. Danovitch David E. Danovitch, Esq.